

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Eduardo Iniguez
Interim Chief Executive Officer and Interim Chief Financial Officer
HyreCar Inc.
915 Wilshire Blvd, Suite 1950
Los Angeles, CA 90017

> **Re: HyreCar Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-38561**

Dear Eduardo Iniguez:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services